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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                     September 2004

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Press Release, November 4, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc.
Suite 1503,  110 Yonge Street
Toronto, Ontario
M5C 1T4

Item 2.

Date of Material Change

November 1, 2004

Item 3.

News Release

Press release was issued at Toronto, Ontario on November 1, 2004

Item 4.

Summary of Material Change

The Company has received notice pursuant to the Underwriting Agreement entered into by the Company in connection with a $24 million bought deal financing that the underwriting syndicate led by RBC Capital Markets, and including BMO Nesbitt Burns Inc., GMP Securities Ltd, McFarlane Gordon Inc., and Haywood Securities Inc., have elected to exercise an option to purchase an additional 2,000,000 common share at a price of $3.00 per common share as described in the Company's new release of October 14, 2004.

Item 5.

Full Description of Material Change

The Company has received notice pursuant to the Underwriting Agreement entered into by the Company in connection with a $24 million bought deal financing that the underwriting syndicate led by RBC Capital Markets, and including BMO Nesbitt Burns Inc., GMP Securities Ltd, McFarlane Gordon Inc., and Haywood Securities Inc., have elected to exercise an option to purchase an additional 2,000,000 common share at a price of $3.00 per common share as described in the Company's new release of October 14, 2004.  This increases the bought deal financing to a total of 10 million common shares, raising gross proceeds $30 million dollars.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario, this 2nd day of November, 2004.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc.
Suite 1503,  110 Yonge Street
Toronto, Ontario
M5C 1T4

Item 2.

Date of Material Change

November 2, 2004

Item 3.

News Release

Press release was issued at Toronto, Ontario on November 2, 2004

Item 4.

Summary of Material Change

The Company announced the closing of a public offering of 10,000,000 common share at $3.00 per share for gross proceeds of $30,000,000.

Item 5.

Full Description of Material Change

The Company announced the closing of a public offering of 10,000,000 common share at $3.00 per share for gross proceeds of $30,000,000.  The underwriting syndicate was led by RBC Capital Markets, and included GMP Securities Ltd., BMO Nesbitt Burns Inc., Haywood Securities Inc. and McFarlane Gordon Inc.  The underwriters were paid a cash commission of 5% of the gross proceeds of the offering.

Net proceeds of the offering will be used to assist in funding the development of the Mulatos Project in Sonora, Mexico.  Additional net proceeds will be used for exploration, working capital and general corporate purposes.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario, this 3rd day of November, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

November 4, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary